Dana Holding Corporation 3939 Technology Drive Maumee, Ohio 43537 www.dana.com

December 7, 2011

Via e-mail and EDGAR submission

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dana Holding Corporation
Form 10-K for the year ended December 31, 2010
Filed February 24, 2011
File No. 1-01063

Dear Ms. Cvrkel:

On behalf of Dana Holding Corporation (“Dana”), I submit our response to the comments in your letter dated November 16, 2011 related to Dana’s Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission (the “Commission”) on February 24, 2011, Form 10-Q for the quarter ended September 30, 2011 filed with the Commission on October 27, 2011 and Form 8-K/A dated June 30, 2011 filed with the Commission on September 12, 2011. Our responses to the comments are set forth below. For ease of reference, the comments are also set forth below in their entirety.

Annual Report on Form 10-K for the year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Sales, Earnings and Cash Flow Outlook, page 18

Item 1.

We note the presentation of the non-GAAP measure Adjusted EBITDA on page 18. Please note that Item 10(h)(1)(i)(A) of Regulation S-K requires that when a non-GAAP measure is included in a filing, it must be accompanied by the presentation of the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles (“GAAP”). Given that you disclose on page 25 that Adjusted EBITDA is presented as a measure of your operating performance, please revise your presentation in future filings to also present net income, the most comparable GAAP measure, in connection with your presentation of Adjusted EBITDA.

Response:

We acknowledge the staff’s comment and will revise our presentation in future filings to also present net income in connection with our presentation of Adjusted EBITDA.

Financial Statements, page 37

Notes to Consolidated Financial Statements, page 45

Note 2. Divestitures and Acquisitions, page 50

Item 2.

We note from the disclosures included in Note 2 that the company closed on the sale of substantially all of its Structural Products business to Metalsa S.A. de C.V. in March 2010 except for operations in Venezuela. We also note that the company completed the divestiture of the operations in Venezuela in December of 2010. Given that these operations appear to represent a separate component of the company, please explain why the company has not reflected the operations of the Structural Products business that was sold as discontinued operations pursuant to the guidance in ASC 205-20-45. If this is because the company will have significant continuing involvement with the operations following the divestiture transaction, please tell us and revise the notes to your financial statements in future filings to explain the nature of such continuing involvement. Refer to the disclosure requirements outlined in ASC 205-20-50.

Response:

The divestiture of substantially all of the Structural Products business was initially reported in our 2009 Form 10-K. That disclosure noted that our Structural Products plant in Longview, Texas was being retained and formed the basis for not reporting the divested business as discontinued operations. We provided an update on the completion of the divestiture in the 2010 Form 10-K but deleted the language regarding discontinued operations. Although we disclose the retention of the Longview facility in our segment disclosures and continue to report the remaining Structural Products business as an operating segment, we will include the rationale for not reporting the divested business (i.e., having significant continued involvement with the operations) as discontinued operations in future disclosures of this divestiture.

Note 17. Income Taxes, page 84

Valuation Allowance Adjustments, page 87

Item 3.

We note that as a result of reorganizing operations in Brazil, the company reversed certain income tax valuation allowances that resulted in a tax benefit during 2010 of $16 million. Please tell us, and revise future filings to explain in further detail the nature of the reorganization that resulted in the reversal of the valuation allowances despite the company’s history of consolidated net losses in recent years. We may have further comment upon receipt of your response.

Response:

Although we experienced consolidated net losses on a worldwide basis in recent years, we generated profits in certain subsidiaries in Brazil. Our Brazilian operations included a dormant subsidiary with accumulated tax losses. Under Brazilian tax law, consolidation of subsidiaries is not permitted and unused tax losses can be carried forward indefinitely. Although the tax losses can be carried forward indefinitely, this subsidiary was not forecasting future taxable income. Further, because the accumulated loss carryforwards do not expire, we could not cite tax planning strategies as a source of future taxable income as tax planning strategies are actions intended to prevent a tax attribute from expiring unused. Based on these factors, a full valuation allowance had been provided against the related deferred tax assets.

During 2010, we reorganized our business operations by contributing a certain portion of our Brazilian operating assets into the dormant subsidiary. The previously dormant subsidiary now controls the operations of a historically profitable operation, supporting a conclusion by management in accordance with ASC 740-10-30-23 that it was more likely than not that the accumulated loss carryforwards would be fully utilized. Therefore, the valuation allowance of $16 million was reversed in the quarter during which management committed to and completed a definitive reorganization plan. We will include additional disclosure in future filings of the nature of our Brazilian reorganization supporting the $16 million valuation allowance reversal.

Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2011

Note 11. Financing Agreements, page 17

Senior Notes, page 17

Item 4.

We note that the senior unsecured notes issued in January of 2011 provided for the payment of a make-whole premium in the event that they are redeemed prior to certain future dates. Please tell us and revise the notes to your financial statements in future filings to disclose how you accounted for the embedded derivative associated with make-whole premium related to such notes in your financial statements. If no recognition of this embedded derivative was required in your financial statements, please explain why. We may have further comment upon receipt of your response.

Response:

Based on our evaluation of the make-whole premium, we have concluded that the economic characteristics and risks of this embedded derivative are clearly and closely related to the economic characteristics and risks of the underlying debt instrument. The underlying debt instrument does not involve a substantial premium or discount, the debtor call option that would give rise to the make-whole premium is not contingently exercisable and does not result in the creditor recovering less than all of its initial investment. In accordance with ASC 815-15-25-1, we have not separated the make-whole premium from the underlying debt instrument to account for it as a derivative instrument in our financial statements. We will include disclosure of the accounting consideration given to the embedded derivative in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Summary Consolidated Results of Operations (Year-to-Date, 2011 versus 2010), page 34

Interest expense, page 35

Item 5.

Please clarify your disclosure indicating that interest expense has decreased during the nine months ended September 30, 2011 as compared to the prior period due to lower debt levels and lower effective interest rates. In this regard, we note from the disclosure included in Note 12 to the financial statements in your Annual Report on Form 10-K that the weighted average effective interest rate as of December 31, 2010 on the term loan facility was 4.53% and the interest rates on the senior notes issued in January 2011 to refinance the term loan facility are 6.5% and 6.75%. Your response and your future disclosures should explain how both the balance of your outstanding debt changed during the periods as well as how the effective interest rates on your outstanding debt affected your interest expense during the respective periods.

Response:

The 4.53% rate disclosed in the 2010 Annual Report on Form 10-K was the contractual rate on the term loan facility. That rate does not consider the amortization of original issue discount (“OID”) and deferred financing charges, which approximated $20 million during the nine months ended September 30, 2010. Inclusive of the OID and deferred financing cost amortization, our effective interest rate was approximately 60 basis points lower in the nine months ended September 30, 2011. In addition, we reduced debt by $135 million during the nine months ended September 30, 2010, a significant portion of that activity occurring in March 2010 using proceeds from the Structural Products divestiture. The debt refinancing in January 2011 reduced the outstanding principal of our long-term debt by $117 million. In future filings, our discussion of interest expense will incorporate the effects of both interest rates, including OID and deferred financing costs, and outstanding debt levels.

Report on Form 8-K/A dated June 30, 2011

Item 6.

We note that you have included only one year of audited financial statements in your Form 8-K/A filed in connection with your acquisition of an additional 46% interest in Dongfeng Dana Axle Co. Ltd. Please provide us with the computations prepared pursuant to Rule 3-05 of Regulation S-X to determine the number of fiscal years for which audited financial statements are required for this entity in your report on Form 8-K.

Response:

The following computations were prepared pursuant to Rule 3-05 of Regulation S-X. As the Income Test exceeded 20 percent and none of the tests exceeded 40 percent, Dongfeng Dana Axle Co. Ltd. (“DDAC”) financial statements were furnished for the most recent fiscal year.

Investment Test:
Dana's incremental 46% investment in DDAC
Cash paid		$123,600,000
Acquisition-related costs	+	$3,289,750
Contingent consideration	+	$5,000,000

Dana's incremental 46% investment in DDAC		$131,889,750
Dana’s consolidated assets as of December 31, 2010	÷	$5,099,394,594

		2.6%

Asset Test (amounts as of December 31, 2010):
DDAC's consolidated assets		6,901,087,166	RMB
Exchange rate (USD per RMB) at December 31, 2010	×	0.1517

DDAC's consolidated assets		$1,046,894,923
Dana's acquired ownership percentage in DDAC	×	46%

Dana's proportionate share of DDAC's consolidated assets		$481,571,665
Dana’s consolidated assets	÷	$5,099,394,594

		9.4%

Income Test (amounts for the year ended December 31, 2010):
DDAC income before income taxes		206,084,867	RMB
Noncontrolling interest net loss before income taxes	-	(2,417,218)	RMB

DDAC's income attributable to the parent company before income taxes		208,502,085
Average exchange rate (USD per RMB) for 2010	×	0.147742

DDAC's income attributable to the parent company before income taxes		$30,804,515
Dana's acquired ownership percentage in DDAC	×	46%

Dana's proportionate share of DDAC's income attributable to the parent company before taxes		$14,170,077

Dana's income before income taxes		$34,305,679
Dana's equity in earnings of affiliates before income taxes	+	$16,159,485
Noncontrolling interest net income before income taxes	-	$7,346,349

Dana's income attributable to the parent company before income taxes		$43,118,815

Dana's proportionate share of DDAC's income attributable to the parent company before taxes		$14,170,077
Dana's income attributable to the parent company before income taxes	÷	$43,118,815

		32.9%

Item 7.

In a related matter, we note that no financial statements or pro forma financial information have been included in a report on Form 8-K in connection with your acquisition of SIFCO which occurred on February 1, 2011. Please provide us with the computations that were prepared by the company pursuant to Rule 3-05 of Regulation S-X to determine that no financial statements or pro forma financial information was required for this entity.

Response:

Rule 3-05(a)(2) states, “For purposes of determining whether the provisions of this rule apply, the determination of whether a “business” has been acquired should be made in accordance with the guidance set forth in Rule 11-01(d).” Rule 11-01(d) states in part, “For purposes of this rule, the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations.”

Dana entered an exclusive long-term supply agreement with SIFCO for key driveline components and acquired the distribution rights to SIFCO’s commercial vehicle steer axle systems. SIFCO will also provide selected assets and assistance to Dana to establish assembly capabilities for these systems. In applying the guidance provided in ASC 805-10-55-4 through 55-9, Dana concluded the agreement with SIFCO constitutes a business and should be accounted for as a business combination. However, based on the unique scope and provisions of the arrangement with SIFCO, the business as operated by Dana under the terms and conditions of the arrangement is sufficiently different from the business as operated by SIFCO prior to the arrangement. Disclosure of prior financial information would have required creation of a hypothetical business with the characteristics of the February 2011 supply agreement. As such, we concluded that historical financial statements and pro forma information for periods prior to the February 2011 agreement were not material to an understanding of the impacts of the SIFCO transaction on Dana’s results of operations. However, in order to provide the reader with an understanding of the incremental impact of the SIFCO transaction on Dana’s results of operations, we have provided the revenue, adjusted EBITDA and pre-tax income associated with the acquired business in each Form 10-Q since the acquisition.

Additionally, in reference to the requirements for providing separate financial statements of an acquired business, Rule 3-05(b)(3) states, “The determination shall be made by comparing the most recent annual financial statements of each such business, or group of related businesses on a combined basis, to the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition.” Our most recent annual consolidated financial statements filed prior to the February 1, 2011 SIFCO agreement were our 2009 consolidated financial statements which reflected a loss before income taxes of $454 million and total assets of $5.1 billion. Even if we were able to construct hypothetical 2009 financial statements for the business underlying the SIFCO agreement, those financials would not exceed 20% of the conditions in investment, asset or income tests under Rule 1-02(w).

Acknowledgement:

In connection with responding to your comments, we again acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 419-866-2592 if you require additional information.

Very truly yours,

/s/ Rodney R. Filcek
Rodney R. Filcek Senior Vice President & Chief Accounting Officer

cc:	James A. Yost, Executive Vice President & Chief Financial Officer
Roger J. Wood, President & Chief Executive Officer